Exhibit 99.21

NEWS RELEASE

ALLIED GOLD to commence TRADING ON OTCQX EXCHANGE

TORONTO, ON – September 9, 2024 ─ Allied Gold Corporation ("Allied" or the "Company") (TSX: AAUC) (OTCQX: AAUCF) is pleased to announce that its common shares will commence trading today on the OTCQX Best Market under the ticker symbol of AAUCF. The OTCQX Best Market is the highest market tier of OTC Markets on which 12,000 U.S. and global securities trade. Trading on OTCQX is expected to enhance the visibility and accessibility of the Company to U.S. investors. Allied’s common shares will continue to trade on the Toronto Stock Exchange under the symbol AAUC.

The OTCQX Best Market provides value and convenience to U.S. investors, brokers and institutions seeking to trade AAUCF. The OTCQX Best Market is OTC Markets Group's premier market for established, investor-focused U.S. and international companies.  To be eligible, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with applicable securities laws, be current in their disclosure, and have a professional third-party sponsor introduction.

"We are pleased to start trading on OTCQX which will allow a broader set of shareholders to invest in Allied Gold, while improving trading liquidity and unlocking value" said Peter Marrone, Chairman and CEO of Allied Gold.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is progressing through exploration, construction and operational enhancements to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to the expectation that trading on the OTCQX will enhance the visibility and accessibility of the Company to U.S. investors, and the expectation that the Company will become a mid-tier next generation gold producer in Africa and ultimately a leading senior gold producer. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, without limitation, fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; risks related to the Company’s proposed alternative financing initiatives not being; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; the Company’s ability to execute on its expansion and optimization plans; counterparty, credit, liquidity and interest rate risks and access to financing; increases in costs of production, such as fuel, steel, power, labour and other consumables; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company's ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company's future production estimates; risks relating to the development, construction and start-up of new mines; title disputes or claims; risks relating to the termination of mining rights; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company's ability to service its debt obligations; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; risks associated with financial projections; force majeure events and the Company's dependence on key management personnel and executives.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans, objectives and expectations discussed herein and may not be appropriate for other purposes.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com